eWellness Healthcare Corporation

333 Las Olas Way, Suite 100

Ft. Lauderdale, FL 33301

Phone: (855) 470-1700

May 8, 2020

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Christine Westbrook, Staff Attorney
Re: eWellness Healthcare Corporation

File No. 333-236274
Registration Statement on Form S-1
Request for Acceleration

Ladies and Gentlemen:

On behalf of eWellness Healthcare Corporation this is to request that the above-referenced registration statement be declared effective by the Commission on Tuesday, May 12, 2020 at 3:00 p.m. EST or as soon thereafter as reasonably practicable.

Respectively submitted,

/s/ Darwin Fogt
CEO